UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-67496

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING 01/01/2021 AND ENDING 12/31/2021

                                                                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HRC FUND ASSOCIATES LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street – 20th Floor

(No. and Street)

New York	**NY**	**10005**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Scott Daniels	**212-751-4422**	**sdaniels@dfppartners.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith&Brown, PC

(Name – if individual, state last, first, middle name)

506 Carnegie Center – Suite 400	Princeton	NJ	08540
(Address)	(City)	(State)	(Zip Code)

10/08/2003		100
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Daniels, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HRC Fund Associates LLC, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20_25_

Signature:

Title:

Chief Financial Officer

Notary Public   2/21/2022

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2021

HRC FUND ASSOCIATES, LLC

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members,
HRC Fund Associates, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HRC Fund Associates, LLC (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 18, 2022

WithumSmith+Brown, PC   200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070   **T** (973) 898 9494   **F** (973) 898 0686   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

HRC FUND ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2021		
ASSETS		
Cash and cash equivalents	$	1,230,467
Fees receivable		57,228
Fees receivable - affiliate		454,438
Prepaid expenses		39,103
Due from affiliate		2,189
	$	1,783,425
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	148,706
Taxes payable		4,173
		152,879
Members' equity		1,630,546
	$	1,783,425

See accompanying notes to financial statements.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies

Nature of Business

HRC Fund Associates, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of acting as a placement agent (or finder) for hedge funds and similar private investment funds and marketing agent for registered mutual funds. The Company markets these mutual funds exclusively to other registered broker-dealers and financial consultants and does not transact any wholesale or retail sales of mutual fund shares. The Company is registered as a broker-dealer in 44 states and has one office located in New York City.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash Equivalents

The Company considers its investments in a short-term money market account to be cash equivalents.

Fees Receivable

The Company carries its fees receivable at cost less an allowance for credit losses. The Company follows the guidance in Accounting Standards Codification ("ASC") Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). ASC 326 applies to certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset to be recorded at inception or purchase.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. On a periodic basis, the Company evaluates its fees receivable and establishes an allowance for credit losses. Fees receivable are written off when management determines the fees are not collectible. Management does not believe that an allowance is required as of December 31, 2021.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies (continued)

Revenue Recognition

ASC Topic 606, *Revenue from Contracts with Customers*, is the revenue recognition guidance that requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model as follows: (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Disaggregation of revenue can be found on the statement of operations for the year ended December 31, 2021 by type of revenue streams. The Company's principle sources of revenue are derived from marketing fees. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts. The following is a description of marketing fees.

The Company enters into arrangements with pooled investments (funds) or other managed accounts to distribute shares to investors. The Company may receive marketing fees paid by the fund up front or over time or a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and, as such, this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date, and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes. The Company, however, is subject to the New York City Unincorporated Business Tax.

At December 31, 2021, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2018.

Pass-Through Entity Tax

The Tax Cuts and Job Act of 2017 limited an individual's state and local tax deduction to $10,000, and states have been exploring pass-through entity tax workarounds in response. In November 2020, the Internal Revenue Service gave guidance to allow state tax deductions at the pass-through entity level and opened the floodgates to more states enacting pass-through entity taxes. Each state's workaround is unique and creates complexities in the entity's accounting for the pass-through entity tax ("PTET").

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of business and summary of significant accounting policies (continued)

There is currently no authoritative guidance on how to account for the PTET in GAAP basis financial statements. The first decision is whether a state's PTET paid by the entity, based on the laws and regulations of each specific jurisdiction, is attributable to the owners or attributable to the entity. If attributable to the owners, the transaction would be accounted for as a transaction with an owner (i.e., accounted for as an equity transaction).

If attributable to the entity, the transaction would be accounted for under ASC Topic *740, Income Taxes*, similar to other income-based taxes. In addition, disclosure of the entity's PTET election and the related accounting policy should be included in the footnotes of the financial statement for as long as such election is in effect.

New York State enacted the Pass-Through Entity Tax Act ("PTET") effective for tax years beginning on or after January 1, 2021. PTET allows pass-through entities to elect to pay the New York State tax due on the members' share of net income of the Company. The Company has chosen to make the election for the year ended December 31, 2021. Taxes paid related to the PTET on behalf of its members amounted to $96,261, which is included in income tax expense on the statement of operations for the year ended December 31, 2021.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Service Agreement

Pursuant to a service agreement, an affiliate of the Company provides various services and other operating assistance to the Company. The agreement provides for professional services, physical premises, utilities, and the use of fixed assets, travel, insurance, subscriptions, taxes, personnel, and other general and administrative services. The total amount charged by the affiliate, under this agreement, was approximately $4,698,000 for the year ended December 31, 2021. At December 31, 2021, the amount due to the affiliate for fees pursuant to the service agreement was approximately $2,200.

An affiliate of the Company provides bookkeeping, accounting, tax preparation and compliance services. The total amount charged by the affiliate was approximately $73,000 for the year ended December 31, 2021. At December 31, 2021 approximately $13,000 was due to the affiliate for such services and is included in accounts payable and accrued expenses on the statement of financial condition.

2. Related party transactions

Major Customer

Fees earned from an affiliated customer accounted for 94% of the marketing fees earned in 2020 and 89% of the fees receivable at December 31, 2021.

HRC FUND ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

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3. Net capital requirement

The Company, is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2021, the Company's net capital was approximately $1,078,000, which was approximately $1,068,000 in excess of its minimum requirement of approximately $10,000.

4. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3, as it does not hold customer funds or perform safekeeping for customer securities.

5. Income taxes

The Company recorded income tax expense of approximately $7,200 for New York City UBT for the year ended December 31, 2021 in the accompanying financial statements. As of December 31, 2021, the Company had a receivable of $8,739 included in prepaid expenses on the accompanying statement of financial condition relative to current "PTET" taxes. There is a $4,173 income tax payable on the statement of financial condition.

6. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions, which at times may exceed federally insured limits. These balances are insured by the Federal Deposit Insurance Corporation for up to $250,000 per institution. The Company is subject to credit risk should these financial institutions be unable to fulfill their obligation.

7. Novel coronavirus

The outbreak of the novel coronavirus ("COVID-19") in many countries continues to adversely impact global commercial activity and has contributed to significant volatility in financial markets. The World Health Organization has declared COVID-19 a "Public Health Emergency of International Concern." The global impact of the outbreak continues to evolve, and as cases of the virus have continued to be identified, many countries have reacted by instituting quarantines and restrictions on travel. Such actions are creating disruption in global supply chains and adversely impacting a number of industries. The outbreak could have a continued adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate adverse impact of COVID-19. Nevertheless, COVID-19 could have a material impact on the Company's financial statements.

8. Subsequent events

There are no other subsequent events which require disclosure in the notes to the financial statements.